UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2008
Commission File Number 0-18927
TANDY BRANDS ACCESSORIES, INC.
STOCK PURCHASE PROGRAM
(full title of plan)
TANDY BRANDS ACCESSORIES, INC.
690 East Lamar Boulevard, Suite 200
Arlington, Texas 76011
(name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee and Participants of the
Tandy Brands Accessories, Inc. Stock Purchase Program
We have audited the accompanying statements of net assets available for benefits of the Tandy Brands Accessories, Inc. Stock Purchase Program as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Program’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Program is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Program’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tandy Brands Accessories, Inc. Stock Purchase Program as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
/s/ Whitley Penn LLP
Fort Worth, Texas
March 20, 2009

TANDY BRANDS ACCESSORIES, INC.
STOCK PURCHASE PROGRAM
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2008	2007
Assets
Receivables:
Participants’ contributions	$173,624	$644,221
Company contributions	86,047	319,868

	259,671	964,089

Payable To Participants	259,671	964,089

Net Assets Available For Benefits	$—	$—

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2008	2007	2006
Additions
Contributions:
Participants	$411,855	$754,543	$840,348
Company	204,560	374,874	416,442

Total Additions	616,415	1,129,417	1,256,790

Deductions
Payable to participants	259,671	964,089	1,098,430
Participant withdrawals	356,744	165,328	158,360

Total Deductions	616,415	1,129,417	1,256,790

Net Change	—	—	—

Net Assets Available For Benefits
Beginning of year	—	—	—

End of year	$—	$—	$—

See accompanying notes to financial statements.

TANDY BRANDS ACCESSORIES, INC.
STOCK PURCHASE PROGRAM
NOTES TO FINANCIAL STATEMENTS
Program Description
General
The following description of the Tandy Brands Accessories, Inc. Stock Purchase Program (the “Program”) sponsored by Tandy Brands Accessories, Inc. (the “Company”) provides only general information. Participants should refer to the Program document for a more complete description of the Program’s provisions. The Program was initially effective January 1, 1991 and amended and restated effective December 1, 2005. The Company’s Board of Directors suspended the operation of the Program effective for Participant and Company contributions after September 19, 2008.
The purpose of the Program is to provide employees of the Company and its participating affiliates with the opportunity for convenient and regular personal investments in the Company’s common stock. The Program is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended.
Eligibility
Employees who are of legal age, have been continuously employed for at least six months (or who have been approved for earlier participation by the Company’s Board of Directors) or, after being continuously employed for one year or more, participate in the Tandy Brands Accessories, Inc. Employees Investment Plan, and work a minimum of twenty hours per week are eligible to participate in the Program.
Contributions
A participant may contribute to the Program through an authorized payroll deduction of 5% or 10% of their qualifying compensation. The Company matches 25% of participant contributions for eligible employees with less than two years of continuous employment with the Company. Eligible employees with two years or more of continuous employment, or who have been approved by the Company’s Board of Directors, receive a 50% matching contribution from the Company.
Participant Accounts
Each participant’s account is credited monthly with the equivalent number of shares of the Company’s common stock that their payroll deductions and the Company’s contributions would acquire using the average of the daily closing market prices of the stock during the month.
The Company, as custodian, holds the stock until it is distributed to participants. Whole numbers of shares are distributed as soon as practicable after each December 31, but not later than the following February 15. Fractional shares and funds remaining in participants’ accounts may either be retained in their accounts or, at the Company’s option, distributed in cash.
A participant’s account may be withdrawn in the event of the participant’s death, employment termination, retirement at age 65 or older, or full withdrawal from participation in the Program.

TANDY BRANDS ACCESSORIES, INC.
STOCK PURCHASE PROGRAM
NOTES TO FINANCIAL STATEMENTS
Program Description (continued)
Vesting
Participants immediately vest in all contributions to their accounts. Excluding the right to assign, alienate, pledge, or otherwise encumber their accounts, participants have full rights of ownership of the Company common stock held for their accounts, including voting and dividend rights.
Program Amendment or Termination
The Company’s Board of Directors may amend, suspend, or terminate the Program at any time, or from time to time, but no such action shall increase any participant’s payroll deductions without consent or adversely affect any participants’ rights to their accounts.
Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Program are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Program Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
Contributions
Participant and Company contributions are accrued in the period in which participants’ contributions are deducted from their pay.
Receivables
The receivables are the cost basis of the Company’s common stock credited to participants’ accounts (2008 — 46,991 shares; 2007 — 83,621 shares). The stock, which is subject to market risks customarily associated with equity securities, is distributed to participants following the Program’s year end.

TANDY BRANDS ACCESSORIES, INC.
STOCK PURCHASE PROGRAM
NOTES TO FINANCIAL STATEMENTS
Summary of Significant Accounting Policies (continued)
Available Common Stock
The Company had on reserve for the Program 248,913 shares of registered common stock following the distribution to participants for the 2008 Program year.
Average Share Prices
The average daily closing share prices of the Company’s common stock by month were:

Month	2008	2007	2006
January	$8.5581	$12.3154	$11.3651
February	6.8475	12.8853	10.7425
March	5.7350	12.9895	10.4144
April	4.3351	12.9193	10.4142
May	4.5978	12.0626	10.4694
June	5.5929	12.3695	10.3274
July	5.3309	12.5684	10.3175
August	5.4524	11.3453	10.2379
September	5.3062	10.9038	10.7235
October	3.2921	10.6280	11.2096
November	2.3900	9.9590	11.8544
December	1.8617	9.2506	11.7760
Program Administration
The Company holds and manages the Program’s assets. The Program’s administrative expenses are paid by the Company.
Tax Status
Participants’ contributions are deducted from after-tax earnings and the Company’s contributions are participant taxable income in the month accrued; consequently, the Program is not subject to income tax under the Internal Revenue Code.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

TANDY BRANDS ACCESSORIES, INC. STOCK PURCHASE PROGRAM
Date: March 20, 2009	/s/ N. Roderick McGeachy, III
N. Roderick McGeachy, III
Administrative Committee Member

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation of our report dated March 20, 2009, accompanying the financial statements included in this annual report on Form 11-K, in the registration statement on Form S-8 (Registration No. 333-131218) pertaining to the Tandy Brands Accessories, Inc. Stock Purchase Program.
/s/ Whitley Penn LLP
Fort Worth, Texas
March 20, 2009